UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 339th MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 8TH, 2018

1.         DATE, TIME AND PLACE: At 9 a.m., on March, 8th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 1, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Chen Daobiao and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

To take cognizance of the managerial highlights and material facts occurred since the last meeting of the Board of Directors, as reported by the Chief Executive Officer.

(i)      To approve the appointments of members of CPFL Energia’s subsidiaries’ administrative bodies (Board of Executive Officers and Board of Directors) and Fiscal Council, as applicable, presented by the Chief Executive Officer of CPFL Energia S.A. and to recommend the favorable vote to CPFL Energia’s representatives in the Shareholders’ Meeting or Board of Director’s Meeting, as the case may be, to the appointments made by Chief Executive Officer of CPFL Energia S.A., in the terms of the proposal filed in the Company’s headquarters.

(ii) To recommend the favorable vote to its subsidiary CPFL Geração’s representatives in the Board of Directors and in the Shareholders Meeting of CPFL Energias Renováveis S.A., for the approval of the Board of Executive Officers, Board of Directors and Fiscal Council members global compensation,  as follows: (a) Board of Executive Officers: R$ 11,597,116.31 (eleven million, five-hundred ninety-seven thousand, one-hundred and sixteen reais and thirty-one cents); (b) Board of Directors: R$ 248,131.70 (two-hundred and forty-eight thousand, one-hundred and third one reais and seventy cents); (c) Fiscal Council: R$ 146,056,66 (one-hundred and forty-six thousand, fifty-six reais and sixty-six cents).

(iii) To approve, in accordance with Resolution N. 2018025-E, in substitution of Resolution N. 2018007-E,  an intercompany loan between CPFL Energia, as Lender, and CPFL Energias Renováveis S.A. (“CPFL Renováveis”) and/or its subsidiaries, as Borrowers, in the total amount of up to R$ 800,000,000.00 (eight-hundred million reais0 with term of up to 3 years, being necessary the  previous request of amounts by pela CPFL Renováveis and/or its subsidiaries, according to cash flow needs, with a minimum of 60 days in advance, f) the total amount approved herein regards the total value of  the loans which might be required from  CPFL Renováveis and/or its subsidiaries, considering both CPFL Energia released values in the terms of this resolution, as well as those that might be released by CPFL Geração in the terms of the following resolution.

(iv) To recommend, in accordance with Resolution N. 2018025-E, in substitution of Resolution N. 2018007-E: (iv.1) the favorable vote to its representatives in the Board of Directors of CPFL Renováveis and/or its subsidiaries (borrower) and CPFL Geração  (lender) for the approval of the proposal of an intercompany loan in the amount of up to R$ 800,000,000.00 (eight-hundred million reais), for  term of up to 3 years, being necessary the previous request of amounts, according to cash flow needs, 60 days in advance. The total amount approved herein regards the total value of  the loans which might be required from  CPFL Renováveis and/or its subsidiaries, considering both CPFL Energia released values in the terms of the above resolution, as well as those that might be released by CPFL Geração in the terms of this resolution; (iv.2) the favorable vote to its representatives in the Board of Directors of CPFL Geração for the proposal of an additional loan to its Pre-Funding Plan, approved by Resolution of the Board of Executive Officers 2017102-E, by a Foreign Currency Loan operation based on Law 4,131/62 with CDI swap (as well as assignment of this swap as guarantee), debenture issues, or other working capital operations under the following conditions: amount up to R$ 500,000,000.00 (five hundred million  reais), or equivalent amount in other currencies, with  maturity up to 3 (three) years, with the guarantee of CPFL Energia.

(v) To approve, in accordance with Resolution N. 2018025-E, in substitution of Resolution N. 2018007-E, the granting of a corporate guarantee from CPFL Energia, if the funding is taken by CPFL Geração, in accordance with the terms in item (iv.2) above,  in the total amount of up to R$ 500,000,000.00 (five hundred million of reais).

(vi) To recommend, in accordance with Resolution N. 2018023-E, the favorable vote to the representatives of its subsidiary CPFL Geração in the Board of Directors of CPFL Energias Renováveis S.A. (“CPFL Renováveis”) for: (i) the extension of the tenor of the 1st issuance of debentures of Pedra Cheirosa I Energia S.A. and Pedra Cheirosa II Energia S.A. (“Pedra Cheirosa I e II”), in the total amount of up to R$ 130,000,000.00 (one hundred and thirty million reais), with an additional term of 9 (nine) months, maintaining the following guarantees: (i.i)

corporate guarantee from CPFL Renováveis and (i.ii) fiduciary assignment of shares from Pedra Cheirosa I and II; (ii) the extension of the abovementioned guarantees, considering that both the extension of the tenor and of the guarantee will be formalized by signing all the documents that comprise the operation.

(vii) To recommend, in the terms of Resolution N. 2018026-E, the favorable vote to its representatives in the Administrative Bodies of its controlled companies for a possible rebalance of values from their Prefunding Plan, approved by the 330th Meeting of the Board of Directors of the Company, held on November 10th, 2017, through the approval of the contracting of a Foreign Currency Loan operation based on Law 4,131/62 with CDI swap (as well as assignment of this swap as guarantee), debenture issues or other working capital operations, under the following conditions: (a) total amount of up to R$ 475,000,000.00 (four hundred and seventy five million reais), with the guarantee of CPFL Energia of up to R$ 475,000,000.00 (four hundred and seventy five million reais) in the form of a corporate guarantee, if it is requested, for funding of the subsidiaries, according to the resolution of the 330th BoD meeting, held on November 10th, 2017, as follows: (i) for Companhia Piratininga de Força e Luz (“CPFL Piratininga”): the substitution of the Funding Plan, initially approved by Resolution 2017102-E, resolved by the 185th Meeting of the Board of Directors of CPFL Piratininga, to increase the amount of the funding from R$ 215.000.000,00 (two hundred and fifteen million reais), already used, to the new amount of up to R$ 365.000.000,00 (three hundred and sixty-five million reais), considering that the difference of R$ 150,000,000.00 (one hundred and fifty million reais), will be raised from the present rebalance of values; (ii) for Rio Grande Energia (“RGE”): the substitution of the Funding Plan, initially approved by Resolution 2017102-E, resolved by the 246th Meeting of the Board of Directors of  RGE, to increase the amount of the funding from R$ 696.000.000,00 (six hundred and ninety six million reais), already used, to the new amount of up to R$ 871.000.000,00 (eight hundred and seventy one million reais), considering that the difference of R$ 175,000,000.00 (one hundred and seventy-five million reais) will be raised from the present rebalance of values; (iii) for CPFL Comercialização Brasil S.A. (“CPFL Brasil”): the substitution of the Funding Plan, initially approved by Resolution 2017102-E, resolved by the Board of Executive Officers of CPFL Brasil on October 16th, 2017, to increase the amount of the funding from R$ 116.000.000,00 (one hundred and sixteen million reais), already used, to the new amount of up to R$ 266.000.000,00 (two hundred and sixty-six million reais), considering that the difference of R$ 150,000,000.00 (one hundred and fifty million reais), will be raised from the present rebalance of values; (iv) for Companhia Paulista de Força e Luz (“CPFL Paulista”):  the substitution of the Funding Plan, initially approved by Resolution 2017102-E, resolved by the 482nd Board of Directors Meeting of CPFL Paulista, to reduce the total amount from R$ 1,426,000,000.00 (one billion, four hundred and twenty six million reais) to R$ 1,380,000,000,00 (one billion three hundred and eighty million reais); (v) for CPFL Geração de Energia S.A. (“CPFL Geração”): the substitution of theFunding Plan, initially approved by Resolution 2017102-E, resolved by the 206th  Board of Directors Meeting of CPFL Geração, to reduce the total amount from R$191,000,000.00 (one hundred and ninety one million reais) to R$ 190,000,000,00 (one hundred and ninety million reais); (vi) for Companhia Jaguari de Energia (“CPFL Santa Cruz”): the substitution of the Funding Plan, initially approved by

Resolution 2017102-E, resolved by the Board of Executive Officers of CPFL Santa Cruz in October 16th, 2017, to reduce the total amount from R$194,000,000.00 (one hundred and ninety four million reais) to R$ 190,000,000.00 (one hundred and ninety million reais); (vii) for CPFL Serviços, Indústrias, Equipamentos e Comércio S.A. (“CPFL Serviços”): the cancelling of the Funding Plan, initially approved by Resolution 2017102-E, resolved by the Board of Executive Officers of CPFL Serviços in October 16th, 2017 in the total amount of up to R$54,000,000.00 (fifty four million reais); (viii) for Paulista Lajeado Energia S.A. (“Paulista Lajeado”): the cancelling of the Funding Plan, initially approved by Resolution 2017102-E, resolved by the Board of Executive Officers of Paulista Lajeado in October 16th, 2017  in the total amount of up to R$15,000,000.00 (fifteen million reais); (ix) for CPFL Eficiência Energética S.A. (“CPFL Eficiência”): the cancelling of the Funding Plan, initially approved by Resolution 2017102-E, resolved by the Board of Executive Officers of CPFL Eficiência in October 16th, 2017 in the total amount of up to 31,000,000.00 (thirty one million reais); (x) for CPFL GD S.A. (“CPFL GD”): the cancelling of the Funding Plan, initially approved by Resolution 2017102-E, resolved by the Board of Executive Officers of CPFL GD in October 16th, 2017 in the total amount of up to 17,000,000.00 (seventeen million reais).

(viii) To recommend, in the terms of Resolution N. 2018027-E, the favorable vote to its representatives in the Administrative Bodies of its Subsidiaries for approval of a Foreign Currency Loan Operation based on Law 4,131/62 with CDI swap (as well as assignment of this swap as guarantee), debenture issues, and/or other working capital operations in total amount for CPFL Group of up to R$ 3,380,000,000.00 (three billion, three hundred and eighty million reais) or equivalent amount in other currency, with guarantee of CPFL Energia; and (d) the sum of the individual limits described below may not exceed the approved overall amount, as follows: (i) for Companhia Paulista de Força e Luz (“CPFL Paulista”): up to R$ 233,000,000.00 (two hundred and thirty-three million reais); (ii) for Companhia Piratininga de Força e Luz (“CPFL Piratininga”): up to R$ 336,000,000.00 (three hundred and thirty-six million reais); (iii) for Rio Grande Energia (“RGE”): up to R$ 476,000,000.00 (four hundred and seventy-six million reais); (iv) for RGE Sul Distribuidora de Energia S.A. (“RGE Sul”): the substitution of the funding granted in Resolution 2017042-E, resolved by the 322nd  Board of Directors of CPFL Energia, to replace the total approval from up to R$ 550,000,000.00 (five hundred and fifty million reais) to a new amount of up to R$ 820,000,000.00 (eight hundred and twenty million reais) (v) for CPFL Geração de Energia S.A. (“CPFL Geração”): the substitution of the funding granted in Resolution 2017058-E, resolved by the 325th Board of Directors of CPFL Energia, to replace the total approval from up to US$ 500,000,000.00 (five hundred million dollars) to a new amount of up to R$ 1,515,000,000.00 (one billion five hundred and fifteen million reais).

(ix) To approve, in the terms of Resolution N. 2018027-E, the granting of guarantee of R$ 3,380,000,000.00 (three billion, three-hundred and eighty million reais), or equivalent amount in other currency, in the form of a corporative guarantee (as fiança or aval) by CPFL Energia, for the funding operations described in item (viii) above.

(x) To approve, in the terms of Resolution 2018005-E, (a) the change in wording of paragraph 2 of Article 27 with the elimination of items “c”, “c.i” and “c.ii” and consequent renumbering of the other items of paragraph 2 of the Bylaws of CPFL Energia, for elimination of the “Reserve for Adjustments to the Concession Financial Assets”; (b) the transfer of the balance of the Reserve for Adjustments to the Concession Financial Assets to the account of Retained Earnings or Accumulated Losses; (c) the submission of the above mentioned changes for the Shareholders’ deliberation.

(xi) To recommend, in the terms of Resolution 2018005-E,  the favorable vote to its representatives in the company’s subsidiaries’ Shareholders Meeting, to extinguish the “Reserve for Adjustments to the Concession Financial Assets”, set forth by letters “c”, “c.i” and “c.ii”, of the Sole Paragraph of article 28 of the Bylaws from Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”),  RGE Sul Distribuidora de Energia S.A (“RGE SUL”) and also by letters “c”, “c.i” and “c.ii”, of the Sole Paragraph of article 24 of Companhia Jaguari de Energia (“CPFL Santa Cruz”). This subject shall be submitted to previous authorization of ANEEL.

(xii) To approve, in the terms of Resolution N. 2018028-E, the execution of an amendment of value to the contracts signed between some of CPFL Group's Power Distribution Companies and CPFL Serviços, Equipamentos Indústria e Comércio S.A. (“CPFL Serviços”) under numbers 4600048296, 4600048297, 4600059536, 4600059620, 4600059666, 4600048301 and 4600059717, for transformer reform  services , to increase the value of R$ 14,944,006.43 (fourteen million, nine hundred and forty-four thousand, six reais and forty-three cents), with all taxes included, remaining unaltered the other commercial conditions originally contracted, considering that the individual amount per company might change whether there is need for rebalance.;

(xiii) To recommend, in the terms of Resolution N. 2018028-E, the favorable vote to its representatives on the Administrative Bodies of its controlled companies, for approval of: (i) the amendment of the contract executed between Companhia Paulista de Força e Luz ("CPFL Paulista") and the supplier CPFL SERVIÇOS, to add the value of up to R$ 10,387,975.01 (ten million, three hundred and eighty-seven thousand, nine hundred and seventy-five reais and one cent); (ii) the amendment of the contract executed between Companhia Piratininga de Força e Luz (“CPFL Piratininga”) and the supplier CPFL SERVIÇOS, to add the value of up to R$ 3,106,809.44 (three million, one hundred and six thousand, eight hundred and nine reais and forty-four cents); (iii) to amend the contract executed between Companhia Jaguari de Energia (“CPFL Santa Cruz”) and the supplier CPFL SERVIÇOS, to add the value of up to R$ 1,449,221.98 (one million, four hundred and forty-nine thousand, two hundred and twenty-one reais and ninety-eight cents).

(xiv)  To recommend, in the terms of the Resolution N. 2018022 - E, the favorable vote to its representatives on the Board of Directors of RGE Sul Distribuidora de Energia S.A. (“RGE Sul”), for approval of the amendment of contracts for Construction and Maintenance of Lines and

Distribution Networks (“CCM-D”), executed by RGE Sul, then called AES Sul Distribuidora S.A., in January 2015, effective until January 2021, as described below: (i) to amend the contract executed between RGE Sul and CONECTA EMPREENDIMENTOS LTDA., keeping its original amount, to convert the billing unit from UPCA (Additional Pricing Cost Unit) to US (Service Unit), matching CPFL Group´s current standard contracts; and (ii) to amend the contract executed between RGE Sul and SIRTEC SISTEMAS ELÉTRICOS LTDA., keeping its original amount, to convert the billing unit from UPCA (Additional Pricing Cost Unit) to US (Service Unit), matching CPFL Group´s current standard contracts.

(xv) To recommend, in the terms of Resolution N. 2017137-E, the favorable vote to its representatives in the administrative bodies of its controlled companies for: (i)  submission of   an application to ANEEL, requesting the grouping of both RGE Sul Distribuidora de Energia S.A. (“RGE Sul”) and Rio Grande Energia S.A. (“RGE”)  distribution concession contracts into one single contract, being the merger RGE Sul and the mergee company RGE, based on economic and operational rationality, in compliance with the provisions set forth by article 4º B of Brazilian Law 9,074 / 1995; (ii) initiation of administrative procedures necessary for the corporate restructuring which will permit the grouping of concessions; (iii) authorization for the Executive Board of RGE Sul , after incorporation of RGE, to take all measures and promote all acts necessary to the execution of the 7th Amendment to Concession Agreement 12/1997.

(xvi) To approve, in the terms of Resolution N. 2018030-E, the participation of its controlled Distribution Companies (“DisCos”) in the New Energy Auction "A-6" to be held in 2018, as well as the approval of the maximum amounts of energy to be declared to the Ministry of Mines and Energy (“MME”) to be purchased in this auction, in compliance with the legislation that obliges DisCos to guarantee the supply of energy for 100% of their consumer market, in the quantities described below:

a)  For CPFL Paulista: up to 25.3 (twenty-five point three ) mega-watt average (“MWa”)

b)  For Companhia Piratininga de Força e Luz (“CPFL Piratininga”): 0 (zero) MWa

c)  For Rio Grande Energia S.A. (“RGE”): 0 (zero) MWa

d)  For RGE Sul Distribuidora de Energia S.A. (“RGE Sul”): 0 (zero) MWa

e)  For Companhia Jaguari de Energia (“CPFL Santa Cruz”): 0 (zero) MWa.

(xvii) To recommend, in the terms of Resolution N. 2018030-E, to its representatives in the Board of Directors CPFL Paulista of a favorable vote for the ratification  of the abovementioned participation in the  New Energy Auction "A-6" to be held in 2018, as well as the ratification of the maximum amount of energy declared to the MME to be purchased in this auction, in compliance with the legislation that obliges the power distribution company to guarantee the supply of energy for 100% of its consumer market, in the quantity of up to 25.3 (twenty-five point three) MWa.

(xviii) To approved, in the terms of Resolution N. 2018020-E, (i) the termination of the existing lawsuits between the parties, with reciprocal waiver of the credits and debts involved in these claims; (ii) the payment of the fees of winner party's lawyers in favor of Claro S.A. and contractual fees in favor of the law firms that assisted CPFL group in the claims, when due; (iii) the granting of full and reciprocal discharge between the parties; (iv) arbitration of a new value per shared point between companies; (v) execution of new contracts between the companies of Grupo Claro S.A. and the power distributors of CPFL group, which shall be valid for the next 5 (five) years, considering already in effect the arbitrated per point/pole; (vi) extinction of  the administrative proceeding within ANATEL/ANEEL Conflicts Commission, pursuant to the agreement entered into.

Afterwards, the following items were presented: (a) Monitoring of Internal Audit Plan - 2017; (b) BP – Gas Trading; (c) Business Development Follow-up; (d) Monthly Results; (e) Monthly Health and Safety Report; (f) Directors Evaluation Questionnaire results; (g) Pipeline (Mar/Dec).

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Yuhai Hu (Chairman), Mr. Daobiao Chen, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, March 8th, 2018.

Daobiao Chen

Chairman

Gustavo Sablewski

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 20, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.